



Suppl.

83-2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's NOK250,000,000 3.375 per cent. Notes due 20 May 2014 (to be consolidated and form a single series with the NOK1,250,000,000 3.375 per cent. Notes due 20 May 2014 issued on 20 May 2011)

Filed pursuant to Rule 3 of Regulation AD
Dated: 6 October 2011



The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of NOK250,000,000 3.375 per cent. Notes due 20 May 2014 (the "Notes") (to be consolidated and form a single series with the NOK1,250,000,000 3.375 per cent. Notes due 20 May 2014 issued on 20 May 2011) of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), which was previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 4 October 2011 (the "Pricing Supplement"), which was previously filed under a report of the ADB dated 4 October 2011. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2011, was filed under a report of the ADB dated April 28, 2011.

The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Center, Canary Wharf, London E14 5LB.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 4 October 2011, the ADB entered into a Terms Agreement, which was previously filed under a report of the ADB dated 4 October 2011, with The Toronto-Dominion Bank (the "Manager"), pursuant to which the ADB has agreed to issue and sell, and the Manager has agreed to purchase, a principal amount of the Notes aggregating NOK250,000,000 for an issue price of 104.4275% of the

principal amount less management and underwriting fee of 0.1875% of the principal amount and selling concession of 1.1875% of the principal amount plus 139 days' accrued interest from and including 20 May 2011 to but excluding the settlement date amounting to NOK3,204,405.74.

The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 6 October 2011.

The Manager proposes to offer all the Notes to the public at the public offering price of 104.4275% (plus accrued interest from and including 20 May 2011 to but excluding the settlement date).

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7 and the Terms Agreement.

	Price to the Public*	Commissions and Concessions	Proceeds to ADB*
Per Unit	104.4275%	1.375%	103.0525%
Total	NOK261,068,750	NOK3,437,500	NOK257,631,250

* Plus accrued interest of NOK3,204,405.74 from and including 20 May 2011 to but excluding 6 October 2011.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$6,000*
Listing Fees (Luxembourg)	$1,000*

* Expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 4 October 2011, previously filed under a report of the ADB dated 4 October 2011.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 4 October 2011, previously filed under a report of the ADB dated 4 October 2011.

(d) (i) Information Statement dated April 28, 2011, previously filed under a report of the ADB dated April 28, 2011.

(ii) Prospectus and Pricing Supplement (see (a) above).



Asian Development Bank

6 October 2011

The Toronto-Dominion Bank (the "Manager")
60 Threadneedle Street
London EC2R 8AP
United Kingdom

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: 623-01-1
NOK250,000,000 3.375 per cent. Notes due 20 May 2014 (the "Notes")
(to be consolidated and form a single series with the
NOK1,250,000,000 3.375 per cent. Notes due 20 May 2014 issued on 20 May 2011)
Issued Under the Global Medium-Term Note Program (the "Program")

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Notes issued under the Program. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

(b) a letter dated 24 June 2010 from the Royal Ministry of Finance of Norway to the Treasurer of ADB, confirming that the Government of Norway has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c) a letter dated 12 November 1997 from the Bank of England to the Treasurer of ADB, confirming that the Government of the United Kingdom has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(d) a letter dated 26 June 2001 from the Department of the Treasury of the United States to the Treasurer of ADB, confirming that the Government of the United States of America has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(e) the resolution adopted by the Board of Directors of ADB on 6 December 2010 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444
information@adb.org
www.adb.org

(f) the memorandum of the Treasurer of ADB dated 4 October 2011 setting forth his determinations as required under the Resolution for the issue and sale of the Notes;

(g) the Borrowing Regulation of ADB dated 9 December 2008;

(h) the Terms Agreement between ADB and the Manager dated 4 October 2011 (the "Terms Agreement") relating to the issue and sale of the Notes; and

(i) the Pricing Supplement dated 4 October 2011 (the "Pricing Supplement") relating to the issue and sale of the Notes.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B) The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued and delivered in book-entry form, or duly executed, authenticated, issued and delivered with respect to Notes in definitive form, and have been paid for, the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) The Terms Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and (assuming due authorization, execution and delivery by the Manager of the Terms Agreement) each constitutes a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,



JEREMY H. HOVLAND
General Counsel


SEC MAIL
RECEIVED
PROCESSING
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's NOK250,000,000 3.375 per cent. Notes due 20 May 2014 (to be consolidated and form a single series with the NOK1,250,000,000 3.375 per cent. Notes due 20 May 2014 issued on 20 May 2011)

Filed pursuant to Rule 3 of Regulation AD
Dated: 6 October 2011

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of NOK250,000,000 3.375 per cent. Notes due 20 May 2014 (the "Notes") (to be consolidated and form a single series with the NOK1,250,000,000 3.375 per cent. Notes due 20 May 2014 issued on 20 May 2011) of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 28 April 2011 (the "Prospectus"), which was previously filed under a report of the ADB dated 4 May 2011, and in the Pricing Supplement relating to the Notes dated 4 October 2011 (the "Pricing Supplement"), which was previously filed under a report of the ADB dated 4 October 2011. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 28, 2011, was filed under a report of the ADB dated April 28, 2011.

The global agent of the ADB with respect to the Notes is Citibank, N.A., Citigroup Center, Canary Wharf, London E14 5LB.

Item 2. Distribution of Obligations

See the Prospectus, pages 59 to 62 and the Pricing Supplement.

As of 4 October 2011, the ADB entered into a Terms Agreement, which was previously filed under a report of the ADB dated 4 October 2011, with The Toronto-Dominion Bank (the "Manager"), pursuant to which the ADB has agreed to issue and sell, and the Manager has agreed to purchase, a principal amount of the Notes aggregating NOK250,000,000 for an issue price of 104.4275% of the

principal amount less management and underwriting fee of 0.1875% of the principal amount and selling concession of 1.1875% of the principal amount plus 139 days' accrued interest from and including 20 May 2011 to but excluding the settlement date amounting to NOK3,204,405.74.

The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 6 October 2011.

The Manager proposes to offer all the Notes to the public at the public offering price of 104.4275% (plus accrued interest from and including 20 May 2011 to but excluding the settlement date).

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7 and the Terms Agreement.

	Price to the Public*	Commissions and Concessions	Proceeds to ADB*
Per Unit	104.4275%	1.375%	103.0525%
Total	NOK261,068,750	NOK3,437,500	NOK257,631,250

* Plus accrued interest of NOK3,204,405.74 from and including 20 May 2011 to but excluding 6 October 2011.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$6,000*
Listing Fees (Luxembourg)	$1,000*

* Expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus relating to the Global-Medium Term Note Program dated 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Pricing Supplement dated 4 October 2011, previously filed under a report of the ADB dated 4 October 2011.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) (i) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 28 April 2011, previously filed under a report of the ADB dated 4 May 2011.

(ii) Terms Agreement dated 4 October 2011, previously filed under a report of the ADB dated 4 October 2011.

(d) (i) Information Statement dated April 28, 2011, previously filed under a report of the ADB dated April 28, 2011.

(ii) Prospectus and Pricing Supplement (see (a) above).



Asian Development Bank

6 October 2011

The Toronto-Dominion Bank (the "Manager")
60 Threadneedle Street
London EC2R 8AP
United Kingdom

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: 623-01-1
NOK250,000,000 3.375 per cent. Notes due 20 May 2014 (the "Notes")
(to be consolidated and form a single series with the
NOK1,250,000,000 3.375 per cent. Notes due 20 May 2014 issued on 20 May 2011)
Issued Under the Global Medium-Term Note Program (the "Program")

I have participated in the proceedings of the Asian Development Bank ("ADB") to authorize the issue and sale of the captioned Notes issued under the Program. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter") and the By-Laws of ADB;

(b) a letter dated 24 June 2010 from the Royal Ministry of Finance of Norway to the Treasurer of ADB, confirming that the Government of Norway has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c) a letter dated 12 November 1997 from the Bank of England to the Treasurer of ADB, confirming that the Government of the United Kingdom has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(d) a letter dated 26 June 2001 from the Department of the Treasury of the United States to the Treasurer of ADB, confirming that the Government of the United States of America has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(e) the resolution adopted by the Board of Directors of ADB on 6 December 2010 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax +63 2 636 2444
information@adb.org
www.adb.org

(f) the memorandum of the Treasurer of ADB dated 4 October 2011 setting forth his determinations as required under the Resolution for the issue and sale of the Notes;

(g) the Borrowing Regulation of ADB dated 9 December 2008;

(h) the Terms Agreement between ADB and the Manager dated 4 October 2011 (the "Terms Agreement") relating to the issue and sale of the Notes; and

(i) the Pricing Supplement dated 4 October 2011 (the "Pricing Supplement") relating to the issue and sale of the Notes.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion, I am of the opinion that:

(A) ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B) The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued and delivered in book-entry form, or duly executed, authenticated, issued and delivered with respect to Notes in definitive form, and have been paid for, the Notes will constitute valid, binding and enforceable obligations of ADB in accordance with their terms.

(C) The Terms Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and (assuming due authorization, execution and delivery by the Manager of the Terms Agreement) each constitutes a valid, binding and enforceable agreement of ADB.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

Very truly yours,



JEREMY H. HOVLAND
General Counsel

ADB

Asian Development Bank


SEC MAIL PROCESSING
RECEIVED
OCT 06 2011
WASH, D.C.
191
SECTION

6 October 2011

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of a report of the Asian Development Bank (the "Bank"), dated the date hereof, filed pursuant to Rule 3 of Regulation AD, with respect to the issue by the Bank of NOK250,000,000 3.375 per cent. Notes due 20 May 2014 (to be consolidated and form a single series with the NOK1,250,000,000 3.375 per cent. Notes due 20 May 2014 issued on 20 May 2011) under its Global Medium-Term Note Program.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,

KAZUKI FUKUNAGA
Deputy Treasurer and concurrent
Assistant Treasurer

Enclosure

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org